Российская СНГ Федерация 82-4302

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

)00100368
ове «Сургутнефтегазбанк» г.Сургут,
00000709, ИНН 8602060555

04024372

«20» march 2004 г. № 13-215

RECEIVED
APR 12 2004
SEC MAIL PROCESSING SECTION
WASH., D.C. 158

SUPPL

[hand over personally by courier]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Ladies and gentlemen,

Since Open Joint Stock Company "Surgutneftegas" (hereinafter referred to as "the Company") is exempted from submitting full accounting reports under Rule 12g3-2(b) adopted as an amendment to the Securities Exchange Act 1934, **please find enclosed information statements on results of the Annual General Shareholders' Meeting of OJSC "Surgutneftegas"** along with their English versions.

This information is provided in compliance with Section (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act; it is understood that this information and documents are not to be registered by the Securities and Exchange Commission and can not therefore entail any liability in compliance with Section 18 of the Securities Exchange Act.

If you have any questions or comments about the enclosed document, please do not hesitate to contact **Anton Molchanov** at **+7 (095) 928 52 71** or **Andrei Serebriakov** at **+7 (3462) 42 63 41.** Please date the enclosed copy of this letter and send it back to **Tatyana Makarkina, Moscow representative office of OJSC "Surgutneftegas", ul. Myasnitskaya 34, Building 1, Moscow, 101000 Russia.**

Enclosure: 1 copy on 6 pages.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

4/20

Serebriakov
42-63-41

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	Тел.:	42-61-33 42-60-30	ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400	Tel.:	42-61-33 42-60-30
	Телекс	735525 SEVER RU		Telex	735525 SEVER RU
	Факс	42-64-95		Fax	42-64-95
	Телетайп	314594 SEVER RU		Teletype	314594 SEVER RU

Appendix 1

Statement on the significant fact
"Decisions adopted at general meetings"

1. Full corporate name of the Issuer: ***Open Joint Stock Company "Surgutneftegas"***

2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***

3. Taxpayer identification number given to the Issuer by tax authorities: ***INN 8602060555***

4. The Issuer's code given by registration authorities: ***00155-A***

5. The code of fact: ***1000155A22032004***

6. Web address used by the Issuer to publish its information on significant events: ***www.surgutneftegas.ru***

7. Periodical printed publication used by the Issuer to publish information on significant events: ***Supplement to "Vestnik FKTsB", "Neft Priobya" weekly newspaper***

8. Type of the general meeting (annual, extraordinary): ***annual***

9. Form of the general meeting: ***a meeting***

10. Date of the general meeting: ***20 March 2004***
Venue of the general meeting: ***ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation***

11. Quorum of the general meeting: ***The number of votes held by persons who participated in the Meeting amounted to:***
31,759,656,098 votes (88.8979% of votes of placed voting shares of the Company) on Items 1, 2, 3, 6 and 7;
285,836,904,880 votes (88.8979% of votes of placed voting shares of the Company) on Item 4;
31,597,510,427 votes (88.8473% of votes of placed voting shares of the Company) on Item 5, excluding votes held by the members of the existing Board of Directors.
According to the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum for all items on the Meeting's agenda.

12. Items put to the vote, and the results thereof:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity for 2003.
2. Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2003.
3. Distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, the form, and the schedule of dividend payment on shares of each category (type).
4. Election of members of OJSC "Surgutneftegas" Board of Directors.
5. Election of members of OJSC "Surgutneftegas" Auditing Commission.
6. Approval of the Auditor of OJSC "Surgutneftegas".
7. Approval of transactions with an interested party, which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated by Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The results of the vote by ballot papers on Item 1:
- the number of affirmative votes is 31,467,759,133 or 99.0809% of the number of votes at the meeting;
- the number of negative votes is 42,599,045 or 0.1341% of the number of votes at the meeting;
- the number of abstaining votes is 22,019,025 or 0.0693% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 2:
- the number of affirmative votes is 31,467,822,503 or 99.0811% of the number of votes at the meeting;
- the number of negative votes is 42,611,920 or 0.1342% of the number of votes at the meeting;
- the number of abstaining votes is 21,972,955 or 0.0692% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 3:
- the number of affirmative votes is 31,485,224,763 or 99.1359% of the number of votes at the meeting;
- the number of negative votes is 42,811,435 or 0.1348% of the number of votes at the meeting;
- the number of abstaining votes is 4,002,980 or 0.0126% of the number of votes at the meeting.

The results of the cumulative vote by ballot papers on Item 4:
- the number of affirmative votes is 282,886,855,290 or 98.9679% of the number of votes at the meeting;

The candidates to the Board of Directors received the votes as follows:

No. Last name, first name, middle name of the candidate	Number of votes the candidate received	% of the total number of votes at the meeting
1. Ananyev Sergei Alexeevich	31,377,250,783	10.9773

2. Gorbunov Igor Nikolaevich	*31,377,516,537*	*10.9774*
3. Bogdanov Vladimir Leonidovich	*31,525,451,742*	*11.0292*
4. Bulanov Alexander Nikolaevich	*31,428,044,573*	*10.9951*
5. Matveev Nikolai Ivanovich	*31,377,401,133*	*10.9774*
6. Medvedev Nikolai Yakovlevich	*31,376,987,373*	*10.9772*
7. Mugu Baizet Yunusovich	*295,736,901*	*0.1035*
8. Resyapov Alexander Filippovich	*31,372,445,725*	*10.9756*
9. Usmanov Ildus Shagalievich	*31,371,276,492*	*10.9752*
10. Usoltsev Alexander Viktorovich	*31,384,744,031*	*10.9799*

- ***the number of negative votes is 1,918,530 or 0.0007% of the number of votes at the meeting;***
- ***the number of abstaining votes is 419,315,445 or 0.1467% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 5:

5.1 as to the candidacy of Belousova Tatiana Mikhailovna:
- ***the number of affirmative votes is 31,318,568,843 or 99.1313% of the number of votes at the meeting;***
- ***the number of negative votes is 44,422,860 or 0.1406% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,431,566 or 0.0140% of the number of votes at the meeting;***

5.2 as to the candidacy of Komarova Valentina Panteleevna:
- ***the number of affirmative votes is 31,320,428,673 or 99.1372% of the number of votes at the meeting;***
- ***the number of negative votes is 42,671,660 or 0.1351% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,356,441 or 0.0138% of the number of votes at the meeting;***

5.3 as to the candidacy of Oleinik Tamara Fedorovna:
- ***the number of affirmative votes is 31,320,265,973 or 99.1367% of the number of votes at the meeting;***
- ***the number of negative votes is 42,680,085 or 0.1351% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,391,301 or 0.0139% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 6:
- ***the number of affirmative votes is 31,480,869,429 or 99.1222% of the number of votes at the meeting;***
- ***the number of negative votes is 42,595,150 or 0.1341% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,252,990 or 0.0134% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 7:

- ***the number of affirmative votes is 31,357,773,988 or 98.7346% of the number of votes at the meeting;***
- ***the number of negative votes is 171,666,860 or 0.5405% of the number of votes at the meeting;***
- ***the number of abstaining votes is 1,110,150 or 0.0035% of the number of votes at the meeting.***

13. Wording of the resolutions adopted by the general meeting:

As to Item 1, the following resolution is adopted:
"To approve OJSC "Surgutneftegas" annual report on results of business activity"
approved.

As to Item 2, the following resolution is adopted:
"To approve OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2003"
approved.

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2003.
To declare the dividend payment for 2003: on a preferred share of OJSC "Surgutneftegas" – RUR 0.16, on an ordinary share of OJSC "Surgutneftegas' – RUR 0.14; dividend payment shall be carried out according to the procedure established by the Board of Directors. Dividend payment start date: April 01, 2004. Dividend payment end date: May 19, 2004"
approved.

As to Item 4, the following resolution was adopted:
"To elect the following Board of Directors of OJSC "Surgutneftegas":
1. ***Ananyev Sergei Alexeevich***
2. ***Gorbunov Igor Nikolaevich***
3. ***Bogdanov Vladimir Leonidovich***
4. ***Bulanov Alexander Nikolaevich***
5. ***Matveev Nikolai Ivanovich***
6. ***Medvedev Nikolai Yakovlevich***
7. ***Resyapov Alexander Filippovich***
8. ***Usmanov Ildus Shagalievich***
9. ***Usoltsev Alexander Viktorovich***

approved.

As to Item 5, the following resolution was adopted:
"To elect the following Auditing Commission of OJSC "Surgutneftegas":
1. ***Belousova Tatiana Mikhailovna***
2. ***Komarova Valentina Panteleevna***
3. ***Oleinik Tamara Fedorovna".***

approved.

As to Item 6, the following resolution was adopted:
"To approve "Rosexpertiza" Ltd. as the Auditor of OJSC "Surgutneftegas" for 2004"
approved.

As to Item 7, the following resolution was adopted:
"To approve transactions, which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:
a transaction is aimed at carrying out OJSC "Surgutneftegas" activity in accordance with the Company Charter within the amount of the transaction allowed to be effected by Individual Executive Body of the Company as stipulated by the Federal Law of the RF "On Joint Stock Companies".

The present resolution is valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2004."

Acting Director General *Nikolai I. Matveev*

Date: March 22, 2004 Stamp

Appendix 2

Statement on the significant fact
"Information about accrued income on the Issuer's securities"

1. Full corporate name of the Issuer: ***Open Joint Stock Company "Surgutneftegas"***
2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
3. Identification number of taxpayer given to the Issuer by tax authorities: ***INN 8602060555***
4. The Issuer's code given by registration authorities: ***00155-A***
5. The code of the significant fact: ***0600155A22032004***
6. Web address used by the Issuer to publish its information on significant events: ***www.surgutneftegas.ru***
7. Periodical printed publication used by the Issuer to publish information on significant events: ***Supplement to "Vestnik FKTsB", "Neft Priobya" weekly newspaper.***
8. Type of securities, category (type) and other indicators of shares: ***ordinary and preferred registered non-documentary shares of OJSC "Surgutneftegas"***
9. Issue state registration number, date of state registration:
ordinary shares: 1-01-00155-A as of June 24, 2003;
preferred shares: 2-01-00155-A as of June 24, 2003.
10. Registering body that carried out registration of securities issue: ***Federal Securities Market Commission of Russia.***
11. Body of the Issuer, which made a decision to pay share dividend: ***Annual General Shareholders' Meeting of OJSC "Surgutneftegas"***
Date when minutes of OJSC "Surgutneftegas" shareholders' general meeting were executed: ***March 22, 2004.***
12. Total amount of dividends accrued on shares of one category (type) is:
per ordinary shares: RUR 5,001,639,258.7
per preferred shares: RUR 1,232,319,717.6
Dividend per one share of the stated category (type):
per an ordinary share: RUR 0.14;
per a preferred share: RUR 0.16.

13. Form of payment of income on securities: ***funds***

14. Dividend payment end date: ***May 19, 2004".***

Acting Director General ***Nikolai I. Matveev***

Date: March 22, 2004 Stamp

Российская СНГ Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«30» марта 2004 г. № 13-215

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **направляем вам тексты информационных сообщений о результатах проведения годового общего собрания акционеров ОАО «Сургутнефтегаз»** и прилагаем перевод текстов на английском языке.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 5 листах в 1 экз.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

Серебряков
42-63-41

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1

Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400

Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

Приложение 1

Сообщение о существенном факте «Сведения о решениях общих собраний»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***1000155А22032004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах***: «Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид общего собрания (годовое, внеочередное): ***годовое***

9. Форма проведения общего собрания: ***собрание***

10. Дата проведения общего собрания: ***20 марта 2004 года***
Место проведения общего собрания: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32***

11. Кворум общего собрания: ***Число голосов, которыми обладали лица, принявшие участие в Собрании составило:***
по вопросам 1, 2, 3, 6, 7 повестки дня Собрания - 31 759 656 098 голосов (88,8979% голосов размещенных голосующих по данным вопросам акций Общества);
по вопросу 4 повестки дня Собрания - 285 836 904 880 голосов (88,8979% голосов размещенных голосующих по данному вопросу акций Общества);
по вопросу 5 повестки дня Собрания - 31 597 510 427 голосов (88,8473% голосов размещенных голосующих по данному вопросу акций Общества) без учета голосов, принадлежащих членам действующего Совета директоров.
В соответствии с Законом Российской Федерации "Об акционерных обществах" Собрание имело кворум по всем вопросам повестки дня Собрания.

12. Вопросы, поставленные на голосование, и итоги голосования по ним:
1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз" за 2003 год.
2. Утверждение годовой бухгалтерской отчетности ОАО "Сургутнефтегаз", в том числе отчетов о прибылях и убытках за 2003 год.
3. Распределение прибыли (убытков) ОАО "Сургутнефтегаз" за 2003 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов по акциям каждой категории (типа).

4. Избрание членов Совета директоров ОАО "Сургутнефтегаз".
5. Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".
6. Утверждение аудитора ОАО "Сургутнефтегаз".
7. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").

Результаты голосования бюллетенями по вопросу №1:
- число голосов "за"- 31 467 759 133, что составляет 99,0809% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 599 045, что составляет 0,1341% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 22 019 025, что составляет 0,0693% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №2:
- число голосов "за"- 31 467 822 503, что составляет 99,0811% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 611 920, что составляет 0,1342% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" -21 972 955, что составляет 0,0692% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №3:
- число голосов "за"-31 485 224 763 что составляет 99,1359% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 811 435, что составляет 0,1348% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 002 980, что составляет 0,0126% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты кумулятивного голосования бюллетенями по вопросу №4:
- число голосов "за"- 282 886 855 290, что составляет 98,9679% от числа голосов, принявших участие в собрании по данному вопросу.

Голоса распределились между кандидатами в члены Совета директоров в следующем порядке:

№ п/п	Фамилия, имя, отчество кандидата	Число голосов, поданных за кандидата	% к общему числу голосов, принявших участие в собрании по данному вопросу
1.	Ананьев Сергей Алексеевич	31 377 250 783	10,9773
2.	Горбунов Игорь Николаевич	31 377 516 537	10,9774
3.	Богданов Владимир Леонидович	31 525 451 742	11,0292
4.	Буланов Александр Николаевич	31 428 044 573	10,9951
5.	Матвеев Николай Иванович	31 377 401 133	10,9774
6.	Медведев Николай Яковлевич	31 376 987 373	10,9772
7.	Мугу Байзет Юнусович	295 736 901	0,1035
8.	Резяпов Александр Филиппович	31 372 445 725	10,9756
9.	Усманов Илдус Шагалиевич	31 371 276 492	10,9752
10.	Усольцев Александр Викторович	31 384 744 031	10,9799

- число голосов "против" - 1 918 530, что составляет 0,0007% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 419 315 445, что составляет 0,1467% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №5:
5.1. по кандидатуре Белоусовой Татьяны Михайловны:
- число голосов "за" - 31 318 568 843 , что составляет 99,1313% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 44 422 860, что составляет 0,1406% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 431 566, что составляет 0,0140% от числа голосов, принявших участие в собрании по данному вопросу;

5.2. по кандидатуре Комаровой Валентины Пантелеевны:
- число голосов "за"- 31 320 428 673, что составляет 99,1372% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 671 660, что составляет 0,1351% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 356 441, что составляет 0,0138% от числа голосов, принявших участие в собрании по данному вопросу;

5.3. по кандидатуре Олейник Тамары Федоровны:
- число голосов "за"- 31 320 265 973, что составляет 99,1367% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 680 085, что составляет 0,1351% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 391 301, что составляет 0,0139% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №6:
- число голосов "за"- 31 480 869 429, что составляет 99,1222% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 42 595 150, что составляет 0,1341% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 252 990, что составляет 0,0134% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №7:
- число голосов "за"- 31 357 773 988, что составляет 98,7346% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 171 666 860, что составляет 0,5405% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 1 110 150, что составляет 0,0035% от числа голосов, принявших участие в собрании по данному вопросу.

13. Формулировки решений, принятых общим собранием:

По вопросу №1 решение
"Утвердить годовой отчет о результатах хозяйственной деятельности ОАО "Сургутнефтегаз"
принято.

По вопросу №2 решение
"Утвердить годовую бухгалтерскую отчетность ОАО "Сургутнефтегаз", в том числе отчеты о прибылях и убытках за 2003 год"
принято.

По вопросу №3 решение
"Утвердить распределение прибылей (убытков) ОАО "Сургутнефтегаз" за 2003 год. Объявить выплату дивиденда за 2003 год: по привилегированной акции ОАО "Сургутнефтегаз" - 0,16 рубля, по обыкновенной акции ОАО "Сургутнефтегаз" - 0,14 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов - 01.04.2004. Дата окончания выплаты дивидендов - 19.05.2004"
принято.

По вопросу №4 решение
"Избрать Совет директоров ОАО "Сургутнефтегаз" в следующем составе:
1. *Ананьев Сергей Алексеевич*
2. *Горбунов Игорь Николаевич*
3. *Богданов Владимир Леонидович*
4. *Буланов Александр Николаевич*
5. *Матвеев Николай Иванович*
6. *Медведев Николай Яковлевич*
7. *Резяпов Александр Филиппович*
8. *Усманов Илдус Шагалиевич*
9. *Усольцев Александр Викторович"*

принято.

По вопросу №5 решение
"Избрать Ревизионную комиссию ОАО "Сургутнефтегаз" в следующем составе:
1. *Белоусова Татьяна Михайловна*
2. *Комарова Валентина Пантелеевна*
3. *Олейник Тамара Федоровна"*

принято.

По вопросу №6 решение
"Утвердить в качестве аудитора ОАО "Сургутнефтегаз" на 2004 год общество с ограниченной ответственностью "Росэкспертиза"
принято.

По вопросу №7 решение
"Одобрить сделки, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности между ОАО "Сургутнефтегаз" и его аффилированным лицом, если указанные сделки соответствуют следующим условиям: сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО "Сургутнефтегаз", в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ "Об акционерных обществах".
Данное решение сохраняет силу до годового общего собрания акционеров ОАО "Сургутнефтегаз" по итогам 2004 года"
принято.

И.о. генерального директора
ОАО «Сургутнефтегаз» *Н.И. Матвеев*

Дата 22 марта 2004г. М.П.

Приложение 2

Сообщение о существенном факте «Сведения о начисленных доходах по ценным бумагам эмитента»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***0600155А22032004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах***: «Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО "Сургутнефтегаз"***

9. Государственный регистрационный номер выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

10. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России.***

11. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО "Сургутнефтегаз".***
Дата составления протокола общего собрания акционеров ОАО "Сургутнефтегаз": ***22 марта 2004 года.***

12. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа):
на обыкновенные акции: 5 001 639 258,7 рублей;
на привилегированные акции: 1 232 319 717,6 рублей;
Размер дивиденда, начисленного на одну акцию определенной категории (типа):
на одну обыкновенную акцию: 0,14 рубля;
на одну привилегированную акцию: 0,16 рубля.

13. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

14. Дата окончания выплаты дивидендов: ***19.05.2004.***

И.о. генерального директора
ОАО «Сургутнефтегаз» ***Н.И. Матвеев***

Дата 22 марта 2004г. М.П.